

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

February 13, 2017

Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

      **Re: Unisys Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 29, 2016
            File No. 001-08729**

Dear Ms. Haugen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Kathleen Collins

                  Kathleen Collins
                  Accounting Branch Chief
                  Office of Information Technologies
                  and Services